===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM 11-K

                              ---------------------


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _________ TO _________


COMMISSION FILE NUMBER 1-13011

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:


                      COMFORT SYSTEMS USA, INC. 401(k) PLAN
                          777 POST OAK BLVD., SUITE 500
                                HOUSTON, TX 77056


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            COMFORT SYSTEMS USA, INC.
                          777 POST OAK BLVD., SUITE 500
                                HOUSTON, TX 77056


================================================================================

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN


                                      INDEX



                                                                                                                   Page
                                                                                                                   ----
Report of Independent Public Accountants.............................................................................3

Statements of Net Assets Available for Plan Benefits as of
   December 31, 2001 and 2000........................................................................................4

Statement of Changes in Net Assets Available for Plan Benefits for the
   Year Ended December 31, 2001......................................................................................5

Notes to Financial Statements as of December 31, 2001 and 2000.......................................................6

Schedule I--Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001..................11

Schedule II--Schedule G, Part III - Schedule of Nonexempt Transactions
   for the Year Ended December 31, 2001.............................................................................12

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Plan Administrator of the
Comfort Systems USA, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Comfort Systems USA, Inc. 401(k) Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2001, and supplemental Schedule G, Part III - schedule of nonexempt transactions for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





ARTHUR ANDERSEN LLP


Houston, Texas
May 16, 2002

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2001 AND 2000



                                                                   2001           2000
                                                             --------------   ------------
ASSETS:
   Investments, at fair value                                $  74,277,870    $  66,809,230
   Employer contributions receivable                             1,277,115        1,236,644
   Employee contributions receivable                               684,583          867,428
   Cash (noninterest-bearing)                                            -           38,591
                                                            --------------   --------------
                                                                76,239,568       68,951,893

LIABILITIES:
   Corrective distributions                                        285,156                -
                                                            --------------   --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                       $  75,954,412    $  68,951,893
                                                             =============    =============



   The accompanying notes are an integral part of these financial statements.

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001



CONTRIBUTIONS:
   Employer                                                                           $   4,117,563
   Employee                                                                              10,172,933
   Rollover                                                                                 540,060

INVESTMENT INCOME (LOSS):
   Interest                                                                               1,192,938
   Net investment loss from pooled separate accounts                                     (8,816,320)
   Net appreciation in fair value of common stock                                           554,343

TRANSFER IN OF ASSETS DUE TO MERGERS (Note 4)                                             6,693,537
                                                                                     --------------

                                  Total receipts                                         14,455,054
                                                                                     --------------

BENEFIT PAYMENTS                                                                          6,949,124

CORRECTIVE DISTRIBUTIONS                                                                    409,259

ADMINISTRATIVE EXPENSES                                                                      94,152
                                                                                     --------------

                                  Total disbursements                                     7,452,535
                                                                                     --------------

NET INCREASE                                                                              7,002,519

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                                                     68,951,893
                                                                                     --------------

   End of year                                                                        $  75,954,412
                                                                                      =============



    The accompanying notes are an integral part of this financial statement.

                      COMFORT SYSTEMS USA, INC. 401(k) PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000



1.  GENERAL AND SUMMARY OF PLAN:

General

The Comfort Systems USA, Inc. 401(k) Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is qualified under the provisions of the Internal Revenue Code of 1986, as amended (the IRC). The Plan was adopted October 1, 1998, for the exclusive benefit of eligible employees of Comfort Systems USA, Inc., and adopting subsidiaries (collectively, the Company).

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.

Eligibility and Contributions

Employees are eligible to participate in the Plan on the first day of each Plan-year quarter coinciding with or next following their hire date. Participants are eligible to share in the adopting subsidiary's matching and/or discretionary contributions after completing one year of service. Certain adopting subsidiaries are granted prior service for employment prior to the adopting subsidiaries' acquisitions.

Participants may contribute on a pretax basis up to 15 percent of their compensation, as defined, per Plan year, up to the maximum deferrable amount allowed under the IRC of $10,500 for 2001. In addition, participants may contribute amounts representing rollovers from other qualified plans.

Each adopting subsidiary may make a matching contribution to the Plan in an amount equal to the percentage, determined by the adopting subsidiary, in its discretion. In addition, each adopting subsidiary may make discretionary contributions to the Plan. Certain participants whose services are covered by the federal, state or municipal prevailing wage law or the Davis Bacon Act, as amended, receive Company prevailing wage law profit-sharing contributions.

Each participant's account is credited with the participant's contribution, the adopting subsidiary matching and discretionary contributions, if any, the prevailing wage law profit-sharing contribution, if eligible, and the participant's share of the earnings, losses and any appreciation (depreciation) of the funds invested.

Vested Retirement Benefits

A participant's vested interest in his/her contributions shall be at all times 100 percent. The prevailing wage law profit-sharing contributions made on behalf of eligible participants are at all times 100 percent vested. A participant's vested interest in the Company's matching and discretionary contributions allocated to his/her account shall be determined in accordance with the following schedule:

   Years of Vesting Service      Vested Interest
   ------------------------      ---------------
       Less than 1 year                   0%
        1 but less than 2                20
        2 but less than 3                40
        3 but less than 4                60
        4 but less than 5                80
                5 or more               100


The Plan provides for a participant to be fully vested upon the earliest of (a) death, (b) permanent physical or mental disability such that he/she can no longer continue in the service of his/her employer as determined by the Plan administrator on the basis of a written certificate of a physician acceptable to the Plan administrator or (c) his/her normal retirement date (age 59-1/2).

Forfeitures

Forfeitures of any Company contributions are to be used either to reduce the Company's contributions to the Plan or to pay the expenses of the Plan.

Plan Administration and Trustee

The Company is the Plan's administrator. CIGNA Bank & Trust Company, FSB (formerly CG Trust Company), is the trustee of the Plan. Effective July 25, 2001, in conjunction with a conversion from an Illinois-chartered trust company to a federally chartered full-service thrift, CG Trust Company changed its name to CIGNA Bank & Trust Company, FSB. The trustee is responsible for receiving contributions, managing the Plan's assets and making payments to members as instructed.

Investments

Each participant in the Plan determines the allocation of his/her account balance among 14 pooled separate accounts, a declared rate fund and Company common stock. Participants may transfer all or a portion of their account balance among any of the options on a daily basis. Assets not yet allocated to participant accounts at year-end are held in a separate guaranteed short-term securities fund until the allocation is determined. In February 2002, the Company elected to add five new pooled separate accounts to the Plan.

Loans

A participant may borrow from the Plan an amount not to exceed the lesser of (a) $50,000 or (b) 50 percent of the value of the participant's vested interest in his/her accounts.

The loans are secured by the participant's vested account balance. The loans bear interest at a reasonable rate commensurate with current interest rates. All loans will be considered an investment of the participant's account; therefore, any interest income will be credited directly to the participant's account. The repayment period shall not exceed five years, except loans for the purpose of acquiring a principal residence, which shall not exceed 10 years.

Benefits

After becoming eligible to receive a distribution, the participant may elect to receive the vested value of his/her account, net of any outstanding loans, either in a lump-sum payment or in the form of an annuity contract payable for his/her life or the joint lives of the participant and his/her spouse.

A participant who is entitled to receive a distribution must expressly consent to receive a distribution of his/her account if the account balance is greater than $5,000.

Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Expenses

Expenses related to the administration of the Plan shall be paid from the Plan through forfeitures unless paid by the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Benefits to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Investment Income (Loss)

Investments are reported at fair market value. The Company's common stock is valued based upon the quoted market price. The pooled separate accounts are stated at fair value, as determined by the asset's trustee, by reference to published market data, if available, of the underlying assets. The CIGNA Charter Guaranteed Income Fund, which invests primarily in fixed income instruments, is not fully benefit-responsive and is recorded at fair value. Interest rates are declared in advance and are guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31). The guaranteed rates for June 30, 2001, and December 31, 2001, were 5.2 percent and 5 percent, respectively. Realized gains (losses) on the sale of pooled separate accounts, unrealized appreciation, (depreciation) in fair value of pooled separate accounts, and interest and dividends are shown as net investment loss from pooled separate accounts in the statement of changes in net assets available for plan benefits. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of common stock are shown as net appreciation in fair value of common stock in the statement of changes in net assets available for plan benefits.

3.  INVESTMENTS:

The following presents investments as of December 31, 2001 and 2000, that represent 5 percent or more of the Plan's net assets:

2001-
   CIGNA Charter Balanced Fund                                                   $   5,724,548
   CIGNA Charter Growth & Income Fund                                                4,030,613
   CIGNA Charter Guaranteed Income Fund                                             20,064,362
   CIGNA Charter Large Company Stock - Growth Fund                                   8,022,294
   CIGNA Charter Large Company Stock Index Fund                                      4,026,526
   CIGNA Charter Large Company Stock Value I Fund                                    4,391,739
   CIGNA Charter Small Company Stock - Growth Fund                                   5,641,339
   CIGNA Fidelity Advisor Equity Growth Fund                                         4,398,023
   CIGNA INVESCO Dynamics Fund                                                       4,699,452
   CIGNA Janus Worldwide Fund                                                        5,787,118

2000-
   CIGNA Charter Balanced Fund                                                       5,321,220
   CIGNA Charter Growth & Income Fund                                                4,634,309
   CIGNA Charter Guaranteed Income Fund                                             15,038,749
   CIGNA Charter Large Company Stock - Growth Fund                                   8,672,440
   CIGNA Charter Large Company Stock Index Fund                                      3,922,241
   CIGNA Charter Small Company Stock - Growth Fund                                   5,567,917
   CIGNA Fidelity Advisor Equity Growth Fund                                         3,647,929
   CIGNA INVESCO Dynamics Fund                                                       6,207,017
   CIGNA Janus Worldwide Fund                                                        5,606,116

4.  TRANSFER OF ASSETS DUE TO MERGERS:

The Company entered into a number of business combination transactions prior to 2001. During 2001, the following plans of the acquired companies, and their respective asset values, merged into the Plan:

ABJ Fire Protection Co., Inc. Employees' Retirement Plan                             $  1,188,671
Contract Services Inc. 401(k) Profit Sharing Plan                                       1,215,086
Harvey Robbins Company Money Purchase Plan                                                350,908
Lower Bucks Cooling & Heating Corp. 401(k) Plan                                           163,989
Mandell Mechanical Corp. 401(k) Profit Sharing Plan                                       893,873
Weather Engineering, Inc. Profit Sharing Plan                                             817,291
R. L. Woodcock & Associates, Inc. Employees' Retirement Plan                            2,063,719
                                                                                    -------------
                                                                                     $  6,693,537
                                                                                     ============

5.  FEDERAL INCOME TAX STATUS:

The Plan has not requested a determination from the Internal Revenue Service stating that the Plan is designed in accordance with the applicable sections of the IRC. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2001 and 2000.

6.  RISKS AND UNCERTAINTIES:

The Plan provides for various investments in Company common stock, pooled separate accounts and declared rate funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

7.  PARTY-IN-INTEREST TRANSACTIONS:

Certain Plan investments are units of pooled separate accounts and declared rate funds managed by Connecticut General Life Insurance Company (CIGNA) and shares of the Company's common stock. CIGNA is an affiliate of the trustee, and Comfort Systems USA, Inc., is the Plan sponsor. Therefore, these transactions qualify as party-in-interest transactions.

8.  NONEXEMPT TRANSACTIONS:

As reported on Schedule II, certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor Regulation 29 CFR 2510.3-102, thus constituting a nonexempt transaction between the Plan and the Company.

9.  SUBSEQUENT EVENT:

On February 11, 2002, the Company entered into an agreement with EMCOR Group, Inc. (EMCOR), to sell 19 operations. This transaction closed on March 1, 2002. Of the 19 operating units sold, 16 units were participating in the Plan. The affected participants' participation in the Plan ceased on March 1, 2002. Participants were eligible to participate in EMCOR's plan immediately. Upon termination, the affected participants had the option to either (a) roll their account balances into IRAs, (b) elect a lump-sum cash distribution, (c) leave their account balances in the Plan if the amount was greater than $5,000 or (d) roll their account balances into EMCOR's plan. Participants with outstanding loan balances could elect to make a plan-to-plan transfer of their entire account balances, including the loan balances, from the Plan to EMCOR's plan.

The Plan was amended effective January 1, 2002, to reflect the statutory provisions of the Economic Growth and Tax Relief Recovery Act of 2001.

                                                                      SCHEDULE I


                      COMFORT SYSTEMS USA, INC. 401(k) PLAN


         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)


                             AS OF DECEMBER 31, 2001



       Identity of Issue                                   Description                              Cost     Current Value
------------------------------      ---------------------------------------------------------       ----     -------------
                                    Connecticut General Life Insurance Company-
Connecticut General Life
   Insurance Company*                  Charter Balanced Fund                                         (a)     $   5,724,548
Connecticut General Life
   Insurance Company*                  Charter Growth & Income Fund                                  (a)         4,030,613
Connecticut General Life
   Insurance Company*                  Charter Guaranteed Income Fund                                (a)        20,064,362
Connecticut General Life
   Insurance Company*                  Charter Guaranteed Short Term Securities Fund                 (a)            42,060

Connecticut General Life               Charter Large Company Stock -
   Insurance Company*                    Growth Fund                                                 (a)         8,022,294
Connecticut General Life
   Insurance Company*                  Charter Large Company Stock Index Fund                        (a)         4,026,526
Connecticut General Life
   Insurance Company*                  Charter Large Company Stock Value I Fund                      (a)         4,391,739

Connecticut General Life               Charter Small Company Stock -
   Insurance Company*                    Growth Fund                                                 (a)         5,641,339
Connecticut General Life
   Insurance Company*                  Fidelity Advisor Equity Growth Fund                           (a)         4,398,023
Connecticut General Life
   Insurance Company*                  INVESCO Dynamics Fund                                         (a)         4,699,452
Connecticut General Life
   Insurance Company*                  Janus Worldwide Fund                                          (a)         5,787,118
Connecticut General Life
   Insurance Company*                  Lifetime 20 Fund                                              (a)           653,483
Connecticut General Life
   Insurance Company*                  Lifetime 30 Fund                                              (a)           915,591
Connecticut General Life
   Insurance Company*                  Lifetime 40 Fund                                              (a)           744,055
Connecticut General Life
   Insurance Company*                  Lifetime 50 Fund                                              (a)           742,397
Connecticut General Life
   Insurance Company*                  Lifetime 60 Fund                                              (a)           165,864
Comfort Systems USA, Inc.*          Comfort Systems USA, Inc., common stock                          (a)         1,977,722
Participant loans*                  Interest rates ranging from 6.0% to 13.0%                        (a)         2,250,684
                                                                                                             -------------
                                                                Total                                        $  74,277,870
                                                                                                             =============

 *  Identified party-in-interest.
(a) Cost omitted for participant-directed investments.

                                                                     SCHEDULE II





                      COMFORT SYSTEMS USA, INC. 401(k) PLAN


            SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2001



                         Relationship to
                         Plan, Employer                                                                           Interest
     Identity of            or Other               Description of Transactions, Including           Amount        Incurred
  Party Involved        Party in Interest      Maturity Date, Rate of Interest and Maturity         Loaned        on Loan
-------------------     -----------------    ---------------------------------------------------  -----------   ----------
                                             Lending of monies from the Plan to the employer
Comfort Systems USA,                            (contributions not timely remitted to the Plan)
   Inc.                 Employer                as follows-

                                                  Deemed loan dated August 21, 2000, maturity
                                                    of June 8, 2001, with interest of 2.67% for
                                                    the period outstanding                         $      526    $      14

                                                  Deemed loan dated September 22, 2000,
                                                    maturity of June 8, 2001, with interest of
                                                    3.8% for the period outstanding                       438           17

                                                  Deemed loan dated September 22, 2000,
                                                    maturity of June 12, 2001, with interest of
                                                    3.21% for the period outstanding                      269            9

                                                  Deemed loan dated October 23, 2000, maturity
                                                    of June 8, 2001, with interest of 36.51%
                                                    for the period outstanding                            431          157

                                                  Deemed loan dated October 23, 2000, maturity
                                                    of June 12, 2001, with interest of 34.47%
                                                    for the period outstanding                            357          123

                                                  Deemed loan dated November 22, 2000, maturity
                                                    of January 23, 2001, with interest of 6.34%
                                                    for the period outstanding                          6,307          400

                                                  Deemed loan dated November 22, 2000, maturity
                                                    of March 30, 2001, with interest of 1.84%
                                                    for the period outstanding                          9,146          116(a)

                                                  Deemed loan dated November 22, 2000, maturity
                                                    of April 20, 2001, with interest of 1.27%
                                                    for the period outstanding                            671            9

                                                  Deemed loan dated November 22, 2000, maturity
                                                    of June 8, 2001, with interest of 23.38%
                                                    for the period outstanding                             24            6

                                                  Deemed loan dated December 21, 2000, maturity
                                                    of January 10, 2001, with interest of
                                                    5.73% for the period outstanding                    6,098          157(a)

                                                                     SCHEDULE II
                                                                     Continued

                         Relationship to
                         Plan, Employer                                                                           Interest
     Identity of            or Other               Description of Transactions, Including           Amount        Incurred
  Party Involved        Party in Interest      Maturity Date, Rate of Interest and Maturity         Loaned        on Loan
-------------------     -----------------    ---------------------------------------------------  -----------   ----------
                                                  Deemed loan dated December 21, 2000, maturity
                                                    of January 23, 2001, with interest of
                                                    12.43% for the period outstanding              $   15,781    $   1,288(a)

                                                  Deemed loan dated December 21, 2000, maturity
                                                    of February 1, 2001, with interest of
                                                    12.43% for the period outstanding                   5,113          475(a)

                                                  Deemed loan dated December 21, 2000, maturity
                                                    of March 30, 2001, with interest of 11.54%
                                                    for the period outstanding                          3,327          324(a)

                                                  Deemed loan dated January 23, 2001, maturity
                                                    of February 1, 2001, with interest of
                                                    12.00% for the period outstanding                  21,506        2,581

                                                  Deemed loan dated January 23, 2001, maturity
                                                    of March 30, 2001, with interest of 11.54%
                                                    for the period outstanding                         27,691        3,195

                                                  Deemed loan dated January 23, 2001, maturity
                                                    of June 12, 2001, with interest of 70.81%
                                                    for the period outstanding                             45           32

                                                  Deemed loan dated February 22, 2001, maturity
                                                    of March 8, 2001, with interest of .82% for
                                                    the period outstanding                              8,890           73

                                                  Deemed loan dated February 22, 2001, maturity
                                                    of December 28, 2001, with interest of
                                                    48.56% for the period outstanding                   3,190        1,549

                                                  Deemed loan dated February 22, 2001, maturity
                                                    of February 20, 2002, with interest of
                                                    58.54% for the period outstanding                     304          178(b)

                                                  Deemed loan dated March 21, 2001, maturity of
                                                    July 19, 2001, with interest of 40.96% for
                                                    the period outstanding                              1,779          729

                                                  Deemed loan dated March 21, 2001, maturity of
                                                    December 28, 2001, with interest of 46.75%
                                                    for the period outstanding                          6,987        3,266

                                                  Deemed loan dated April 20, 2001, maturity of
                                                    June 20, 2001, with interest of 1.36% for
                                                    the period outstanding                              1,442           20

                                                  Deemed loan dated April 20, 2001, maturity of
                                                    July 19, 2001, with interest of 68.75% for
                                                    the period outstanding                              1,808        1,243

                                                  Deemed loan dated April 20, 2001, maturity of
                                                    December 28, 2001, with interest of 78.71%
                                                    for the period outstanding                          6,160        4,849

                                                                     SCHEDULE II
                                                                     Continued


                         Relationship to
                         Plan, Employer                                                                           Interest
     Identity of            or Other               Description of Transactions, Including           Amount        Incurred
  Party Involved        Party in Interest      Maturity Date, Rate of Interest and Maturity         Loaned        on Loan
-------------------     -----------------    ---------------------------------------------------  -----------   ----------
                                                  Deemed loan dated May 21, 2001, maturity of
                                                    April 2, 2002, with interest of 26.67% for
                                                    the period outstanding                         $    9,454    $   2,522(b)

                                                  Deemed loan dated May 21, 2001, maturity of
                                                    May 24, 2001, with interest of 5.17% for
                                                    the period outstanding                             39,576        2,046

                                                  Deemed loan dated May 21, 2001, maturity of
                                                    June 8, 2001, with interest of 21.88% for
                                                    the period outstanding                                497          109

                                                  Deemed loan dated May 21, 2001, maturity of
                                                    June 12, 2001, with interest of 17.91% for
                                                    the period outstanding                              7,003        1,254

                                                  Deemed loan dated May 21, 2001, maturity of
                                                    June 20, 2001, with interest of 5.97% for
                                                    the period outstanding                              1,154           69

                                                  Deemed loan dated May 21, 2001, maturity of
                                                    July 19, 2001, with interest of 6.69% for
                                                    the period outstanding                              1,760          118

                                                  Deemed loan dated June 21, 2001, maturity of
                                                    July 17, 2001, with interest of 0.85% for
                                                    the period outstanding                             22,176          190

                                                  Deemed loan dated June 21, 2001, maturity of
                                                    July 19, 2001, with interest of 0.90% for
                                                    the period outstanding                             20,464          184

                                                  Deemed loan dated June 21, 2001, maturity of
                                                    August 1, 2001, with interest of 1.10% for
                                                    the period outstanding                                225            2

                                                  Deemed loan dated July 23, 2001, maturity of
                                                    August 20, 2001, with interest of 0.46% for
                                                    the period outstanding                              1,574            7

                                                  Deemed loan dated July 23, 2001, maturity of
                                                    December 28, 2001, with interest of 9.39% for
                                                    the period outstanding                                551           52

                                                  Deemed loan dated July 23, 2001, maturity of
                                                    March 8, 2002, with interest of 5.82% for
                                                    the period outstanding                                 67            3(b)

                                                  Deemed loan dated August 21, 2001, maturity of
                                                    March 8, 2002, with interest of 9.89%
                                                    for the period outstanding                            247           16(b)

                                                  Deemed loan dated September 24, 2001,
                                                    maturity of March 8, 2002, with interest of
                                                    25.79% for the period outstanding                     219           33(b)

                                                  Deemed loan dated October 22, 2001, maturity
                                                    of March 8, 2002, with interest of 60%
                                                    for the period outstanding                            200           61(b)

                                                  Deemed loan dated November 23, 2001, maturity
                                                    of December 11, 2001, with interest of
                                                    19.25% for the period outstanding                     159           31

                                                                     SCHEDULE II
                                                                     Continued

                         Relationship to
                         Plan, Employer                                                                          Interest
     Identity of            or Other               Description of Transactions, Including           Amount       Incurred
  Party Involved        Party in Interest      Maturity Date, Rate of Interest and Maturity         Loaned        on Loan
-------------------     -----------------    ---------------------------------------------------  -----------    ---------
                                                  Deemed loan dated November 23,
                                                    2001, maturity of February
                                                    20, 2002, with interest of
                                                    31.31% for the period outstanding              $    1,309    $     175(b)

                                                  Deemed loan dated November 23,
                                                    2001, maturity of March 8,
                                                    2002, with interest of
                                                    33.33% for the period outstanding                     198           24(b)

                                                  Deemed loan dated December 21,
                                                    2001, maturity of January
                                                    24, 2002, with interest of
                                                    17.82% for the period outstanding                      71            2(b)

                                                  Deemed loan dated December 21,
                                                    2001, maturity of March 8,
                                                    2002, with interest of
                                                    20.85% for the period outstanding                     232            6(b)
                                                                                                   ----------    ---------
                                                                                                   $  235,426    $  27,714(c)
                                                                                                   ==========    =========



(a) Represents calculated interest from January 1, 2001, through the date of maturity.
(b) Represents calculated interest from the date of the loan through December 31, 2001.
(c) The employer remitted interest to the Plan throughout 2001 and subsequent to Plan year-end.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the 401(k) Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.



                                        COMFORT SYSTEMS USA, INC. 401(k) PLAN



Date:  May 16, 2002                     By: /s/ J. GORDON BEITTENMILLER
                                          -------------------------------------
                                          J. Gordon Beittenmiller
                                          Executive Vice President and
                                          Chief Financial Officer of
                                          Comfort Systems USA, Inc.
                                          401(k) Investment Committee Member

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                     DESCRIPTION

23.1                       Consent of Independent Public Accountants

99.1                       Temporary Note 3T to Article 3 of Regulation S-X